Exhibit 99.1

FACTORS THAT MAY AFFECT FUTURE RESULTS OF OPERATION

Revenues are concentrated in a few customers.

In fiscal 2005, we received significant revenues from Fiserv Health, Inc. (FHI), which accounted for approximately 39%, 42% and 37%, respectively, of ENS’ operational revenue for the fiscal years ended September 30, 2003, 2004 and 2005.  FHI operates under a multi-year agreement expiring on October 31, 2006.

Loss of a major customer.

In accordance with the terms of the Company's services agreement with Fiserv Health, Inc. (FHI), one of ENS’ largest customers, FHI terminated the services agreement effective October 31, 2006.  In 2004, ENS initiated arbitration proceedings against FHI alleging that FHI had breached the services agreement.  The matter was arbitrated in 2005 and, as a result ENS was awarded $1,000,757 in an initial award and an additional $262,729 of costs in the final award.   The arbitration panel found that “Fiserv breached the agreement. The breach was material.” In addition, the arbitration panel did find “in favor of ENS” as it relates to Fiserv's willful misconduct. We believe we may continue to provide business services after October 31, 2006 for this customer for electronic transactions (EDI).  Paper services for FHI accounted for 31% and 29% of ENS’ revenues in fiscal years 2004 and 2005. However there is no assurance that FHI will continue any ENS services past October 31, 2006.  We anticipate that this customer will generate approximately 24% and 1% of ENS’ revenues in fiscal years 2006 and 2007 with revenues declining gradually throughout fiscal 2006 and dropping dramatically in the first quarter of fiscal 2007.  We expect the costs of these services to decline correspondingly as all costs except for facilities are variable with production volumes.  Measures have been put in place to ensure that facilities costs will also decline at the same rate or faster than the decrease in production volumes and revenues.  We anticipate that the termination of this agreement will have little effect on ENS’ overall profitability due to the recent signing of two new contracts for pre-adjudication and EDI services.  The systems development required for these contracts is currently underway.  While the revenues generated by these contracts are not expected to make up for the revenues lost from the terminated agreement, the profits generated by the transactions to be processed by these systems are anticipated to replace and, eventually, exceed the profits lost by the terminated agreement.  We believe that ENS' results will continue to improve, reflecting the quality of its services, in fiscal 2006 and into 2007.

Change in strategy.

With the continually decreasing number of paper claim transactions received by payers and the reduced pricing and margins in paper conversion services across the industry, ENS will utilize the services of business partners to process paper transactions after 2006 in order to improve efficiencies and profitability. We will remain strategically focused on our higher margin core electronic transaction services and will continue to enhance our service offerings. ENS will continue to support its proven complete cycle model through strategic business partners wherever it is financially and strategically prudent.

Managing our growth may strain our administrative and technical resources.

ENS continues to streamline operations further while continuing to develop its electronic operations.  The added stability from this development will allow for continued rapid growth with minimal incremental fixed costs.  We anticipate moderate revenue growth in fiscal 2006 as we continue to grow our EDI and PASS business.  However this growth will be tempered by the loss of a major customer effective October 31, 2006 discussed above.  Anticipated growth in addition to the loss of revenues discussed above places a strain on managerial, operational, technical and other resources, which strain is expected to continue.  If we are unable to respond to and manage this anticipated growth, then the quality of ENS’ services and results of operations could be materially adversely affected.

Need to expand ENS’ suite of applications and service offerings.

In addition to its full-cycle suite of healthcare transaction processing software and services, we currently offer a number of Internet-based applications platforms.  We are introducing and must continue to introduce new applications and services, improve the functionality of existing services and successfully launch these services in a timely manner in order to attract and retain customers. We rely on a combination of internal development, strategic relationships, licensing and acquisitions to develop these applications and services.  Each ENS application, regardless of how it was developed, must be integrated and customized to operate with existing customer legacy computer systems and our platform.

The business of providing electronic healthcare transaction processing is difficult to evaluate.

It is difficult to evaluate ENS’ businesses and prospects, and our business model is still emerging.  Our operating results have been and may in the future be affected by numerous factors, many of which are outside of our control, including, but not limited to:

• market acceptance of and demand for ENS’ services

• our ability to continue to develop ENS’ services

• competition

• capacity constraints and dependencies on computer infrastructure

• operating expenses relating to strategic partnerships

• usage of the Internet

• economic conditions affecting the healthcare or Internet industries

• general economic conditions

ENS will be dependent on strategic relationships to generate certain revenues.

Our ability to generate revenues will suffer if we cannot establish and maintain strategic relationships with providers of outsourced services and selling partners.  We believe that these relationships will provide additional customers and will generate acceptance of our platform, applications and services.  Although we have established several short-term strategic relationships, we have not entered into agreements for any major long-term strategic partnerships, and there is no assurance we can do so on favorable terms.

Performance problems with ENS’ systems could damage our business.

We could be harmed if ENS or its customers experience system delays, failures or loss of data. ENS currently processes substantially all customer transactions and data at its own facilities.  Although ENS has redundant systems, contingency plans and dual facilities for disaster recovery, not all emergencies can be fully covered, such as if both facilities are not functioning.  The occurrence of a major catastrophic event or other system failure at any of such facilities could interrupt data processing or result in the loss of stored data.  While ENS has general liability insurance that we believe is adequate, including coverage for errors and omissions, ENS may not be able to maintain this insurance on reasonable terms in the future.  In addition, the insurance may not be sufficient to cover large claims, and the insurer could deny coverage on claims.  If ENS is liable for an uninsured or underinsured claim or if premiums increase significantly, ENS’ financial condition and results of operations could be materially harmed.

Our business will be harmed if we are unsuccessful in responding to rapid technology changes in the healthcare market.

The healthcare information exchange and transaction processing markets are relatively new and evolving markets.  The pace of change in our markets is rapid and there are frequent new product introductions and evolving industry standards.  We may be unsuccessful in responding to technological developments and changing customer needs.  In addition, our application and service offerings may become obsolete due to the adoption of new technologies or standards.

Our internet platform infrastructure and scalability may not withstand increased use.

Though steadily increasing, to date we have processed a limited number and variety of transactions over internet platforms.  Similarly, a limited number of healthcare participants use these platforms.  Though designed and tested as scalable, our systems may not accommodate increased use while maintaining acceptable overall performance. We must continue to expand and adapt network infrastructure to accommodate anticipated additional users, increased transaction volumes and changing customer requirements.  This expansion and adaptation will be expensive and will divert attention from other activities.

Though increasing in volume, we cannot guarantee that we will be able to generate significant internet transaction revenues in the future. We have developed relationships with service providers to offer healthcare services through direct links from ENS’ web site to their web sites.  However, there is no long term established business model for the sale of healthcare products or services for the full array of transaction types over the internet.  Since our experience in the sale of services online or in the development of relationships with providers of such services is still relatively limited, we cannot fully predict how quickly customers will adopt this form of commerce or the compensation that we will receive for enabling these transactions.

We will face significant competition.

The market for healthcare information services is intensely competitive, rapidly evolving and subject to rapid technological change.  Many competitors have greater financial, technical, product development, marketing and other resources than we have.  These organizations may be better known and have more customers than ENS.   Many competitors have also announced or introduced strategies that will compete with our applications and services.  See “Business—Competition.”

Our business could be adversely affected as a result of political, regulatory, economic or other changes in the healthcare industry.

The healthcare industry is highly regulated and is subject to changing political, economic and regulatory influences.  These factors affect the purchasing practices and operation of healthcare organizations.  Changes in current healthcare financing and reimbursement systems could cause us to make unplanned modifications to applications or services, or result in delays or cancellations of orders or in the revocation or endorsement of our applications and services by healthcare participants.  Federal and state legislatures have periodically considered programs to reform or amend the U.S. healthcare system at both the federal and state level.  These programs may contain proposals to increase governmental involvement in healthcare, lower reimbursement rates or otherwise change the environment in which healthcare industry participants operate.  Laws and regulations may be adopted with respect to the Internet or other online services covering issues such as:

• user privacy and patient confidentiality

• pricing

• content

• copyrights and patents

• distribution

Healthcare industry participants may respond by reducing their investments or postponing investment decisions, including investments in our applications and services. We do not know what effect any proposals would have on our business.

Our intellectual property may be subjected to infringement claims or may be infringed upon.

Our intellectual property is important to our business.  We could be subject to intellectual property infringement claims as the number of competitors grows and the functionality of applications overlaps with competitive offerings.  These claims, even if not meritorious, could be expensive and divert management’s attention from operations.  If we become liable to third parties for infringing intellectual property rights,  we could be required to pay a substantial damage award and to develop noninfringing technology, obtain a license or cease selling the applications that contain the infringing intellectual property.  We may be unable to develop noninfringing technology or obtain a license on commercially reasonable terms, or at all.  In addition, we may not be able to protect against misappropriation of our intellectual property.  We have not sought patents or copyright protection for any of our software or related technology.

Third parties may infringe upon our intellectual property rights.  If we do not detect any unauthorized use, we may be unable to enforce our rights.

Our business will be adversely affected if we cannot attract and retain key personnel.

Future operating results will substantially depend on the ability of our officers and key employees to manage changing business conditions and to implement and improve technical, administrative, financial control and reporting systems. We need to attract, integrate, motivate and retain highly skilled technical people capable of developing, selling and installing complex healthcare information systems. We face intense competition for these people.

Any future acquisitions we make of companies or technologies may result in disruption to our business or distraction of our management, due to difficulties in assimilating acquired personnel and operations.

We may acquire or make investments in complementary businesses, technologies, services or products which compliment the operations of ENS if appropriate opportunities arise.  From time to time we engage in discussions and negotiations with companies regarding our acquiring or investing in such companies’ businesses, products, services or technologies, in the ordinary course of our business.  We cannot be assured that we will be able to identify future suitable acquisition or investment candidates, or if we do identify suitable candidates, that we will be able to make such acquisitions or investments on commercially acceptable terms or at all. If we acquire or invest in another company, we could have difficulty in assimilating that company’s personnel, operations, technology and software. In addition, the key personnel of the acquired company may decide not to work for us. If we make other types of acquisitions, we could have difficulty in integrating the acquired products, services or technologies into our operations. These difficulties could disrupt our ongoing business, distract our management and employees, increase our expenses and adversely affect our results of operations. Furthermore, we may incur indebtedness or issue equity securities to pay for any future acquisitions. The issuance of equity securities would be dilutive to our existing stockholders. As of December 28, 2005, we had no agreement to enter into any material investment or acquisition transaction.

Any future dispositions we make of our assets or businesses may result in disruption to our business.

We may also dispose of assets or businesses from time to time. We cannot be assured that we will be able to make such dispositions on commercially acceptable terms or at all. As of December 20, 2005, we had no agreement to enter into any material disposition transaction.  If we sell significant portions of our businesses, we will be obliged to redeploy our assets into acquisitions or further development of existing businesses, with all the attendant risks, or distribute the proceeds, if any, to our stockholders.

ENS may in the future incur substantial losses.

ENS, which is currently 94% owned by the Company, generated income from operations of $2,861,686 in its most recent fiscal year, ended September 30, 2005, and we believe its profitable operations will continue in 2006.   ENS incurred net losses in most years from inception through fiscal year ended September 30, 2001.  ENS continues to invest in infrastructure development, applications development and sales and marketing in order to ramp up its revenue growth.  We believe improved operating efficiencies will continue to lead to better results of operations in the near future; however, ENS may incur net operating losses and negative cash flows in the future as a result of unforeseen events as discussed above.